Exhibit G
                                      Proposed Form of Federal Register Notice

Securities and Exchange Commission
(Release No. 35-_________)

         The Cincinnati Gas & Electric Company, an electric and gas utility company ("CG&E") and wholly-owned subsidiary of Cinergy Corp., a Delaware corporation ("Cinergy"), and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and CG&E's wholly-owned subsidiaries, namely, The Union Light, Heat and Power Company, an electric and gas utility company ("ULH&P"), Miami Power Corporation, an electric utility company ("Miami"), KO Transmission Company, a nonutility company ("KO"), and Tri-State Improvement Company, a nonutility company ("Tri-State"), each at 139 East Fourth Street, Cincinnati, Ohio 45202, together with PSI Energy, Inc., an electric utility company ("PSI") and wholly-owned subsidiary of Cinergy, at 1000 East Main Street, Plainfield, Indiana 46168, and Cinergy Services, Inc., a Delaware corporation and wholly-owned service company subsidiary of Cinergy, also at 139 East Fourth Street, Cincinnati, Ohio 45202 ("Cinergy Services" and, collectively with the foregoing companies, "Applicants"), have filed an application-declaration ("Application") with the Commission under Sections 6(a), 7, 9(a) and 10 of the Act and Rule 54 thereunder.

                  1.       Cinergy and Applicants

         Cinergy directly holds all the outstanding common stock of CG&E and PSI. Cinergy was created as a holding company in connection with the 1994 merger of CG&E and PSI.1 Through CG&E (including its principal subsidiary, ULH&P) and PSI, Cinergy provides retail electric and/or natural gas service to customers in southwestern Ohio, northern Kentucky and most of Indiana. In addition to its Midwestern-based utility business, Cinergy has numerous non-utility subsidiaries engaged in a variety of energy-related businesses.

         CG&E is a combination electric and gas public utility holding company exempt from registration under the Act pursuant to Rule 2(b). Formed under Ohio law, CG&E is engaged in the production, transmission, distribution and sale of electric energy and the sale and transportation of natural gas in the southwestern portion of Ohio and, through ULH&P, northern Kentucky. The area served with electricity, gas, or both covers approximately 3,200 square miles, has an estimated population of 2.0 million people, and includes the cities of Cincinnati and Middletown in Ohio and Covington and Newport in Kentucky. The Public Utilities Commission of Ohio ("PUCO") regulates CG&E with respect to retail sales of electricity and natural gas and other matters, including issuance of securities.

         A direct wholly-owned subsidiary of CG&E formed under Kentucky law, ULH&P is engaged in the transmission, distribution, and sale of electric energy and the sale and transportation of natural gas in northern Kentucky. The area served with electricity, gas, or both covers approximately 500 square miles, has an estimated population of 330,000 people, and includes the cities of Covington and Newport in northern Kentucky. The Kentucky Public Service Commission ("KPSC") regulates ULH&P with respect to retail sales of electricity and natural gas and other matters, including issuance of securities.

         In addition to ULH&P, CG&E has several other subsidiaries. None of these subsidiaries, individually or in the aggregate, are material to CG&E's business. Miami is an electric utility company whose business is limited to ownership of a 138 kilovolt transmission line extending from the Miami Fort Power Station in Ohio (in which CG&E owns interests in four electric generating units) to a point near Madison, Indiana. KO is a nonutility company that owns interests in natural gas pipeline facilities located in Kentucky. Tri-State is a nonutility company that acquires and holds real estate intended for future use in CG&E's utility business.

         PSI is engaged in the production, transmission, distribution, and sale of electric energy in north central, central, and southern Indiana, serving an estimated population of 2.1 million people located in 69 of the state's 92 counties, including the cities of Bloomington, Columbus, Kokomo, Lafayette, New Albany, and Terre Haute. The Indiana Utility Regulatory Commission ("IURC") regulates PSI with respect to retail sales of electricity and other matters, including issuance of securities.

         Cinergy Services Inc. ("Cinergy Services"), Cinergy's service company subsidiary, provides centralized management, administrative and other support services to the utility and nonutility associate companies in Cinergy's holding company system.2

                  2.       2001 Order

         By order dated August 2, 2001, HCAR No. 27429 ("2001 Order"), the Commission authorized the Applicants3 to engage in various short-term financing transactions from time to time through June 30, 2006, as follows:

        1. With respect to the Cinergy system "money pool," which was established by and among Cinergy, Cinergy Services, PSI and CG&E (including its subsidiaries) to help provide for short-term cash and working capital requirements of such companies, other than Cinergy ("Money Pool"),4 PSI, ULH&P and Miami were authorized to make loans to and incur borrowings from each other thereunder;

        2. Cinergy, CG&E, Cinergy Services, Tri-State and KO were authorized to make loans to PSI, ULH&P and Miami thereunder;

        3. PSI, ULH&P and Miami were authorized to incur short-term borrowings from banks and other financial institutions; and

        4.        PSI was also authorized to issue and sell commercial paper.

         Under the 2001 Order, the maximum principal amount of short-term borrowings that PSI, ULH&P and Miami could incur and have outstanding at any one time (whether from (x) the Money Pool, (y) banks and other financial institutions, or (z) in PSI's case, through sales of commercial paper) was as follows: PSI, $600 million; ULH&P, $65 million; and Miami, $100,000.

                  3.       Proposed Transactions

         Applicants state that the short-term borrowing limitation established in the 2001 Order is no longer appropriate for ULH&P, given its anticipated capital requirements following the consummation of its pending transaction with CG&E, in which it will acquire interests in three of CG&E's electric generating stations, having 1105 megawatts of total capacity.5 This transaction will significantly increase the overall size of ULH&P, with a commensurate impact on its ongoing capital requirements, including short-term borrowing needs. Historically, ULH&P has never owned any electric generation facilities, but rather has operated solely as a local electric and gas distribution company. The pending transaction with CG&E will thus effect a fundamental change in and major enlargement of ULH&P's business. For these reasons, ULH&P now proposes to increase its short-term borrowing authority from $65 million to $150 million. In addition to this important reason for the present application, ULH&P and the other Applicants wish to extend the authorization period beyond that authorized in the 2001 Order.

         Applicants therefore propose to supersede in its entirety the borrowing (and where applicable, lending) authority granted under the 2001 Order, as provided below, as well as to extend the period for the authorized financing transactions. Upon issuance thereof, the Commission's order in this proceeding would replace and supersede the 2001 Order in its entirety.

         More specifically, Applicants propose to engage in the following transactions, in each case through March 31, 2009 ("Authorization Period"):

        1. In connection with the continued operation of the Money Pool, PSI, ULH&P and Miami (the "Nonexempt Subsidiaries")6 propose to make loans to and incur borrowings from each other thereunder,

        2. In connection with the continued operation of the Money Pool, Cinergy Services, CG&E, Tri-State and KO propose to make loans to the Nonexempt Subsidiaries thereunder;7

        3. The Nonexempt Subsidiaries propose to incur short-term borrowings from banks or other financial institutions (collectively, "Banks"); and

        4.        PSI and ULH&P propose to issue and sell commercial paper.

         The maximum principal amount of short-term borrowings outstanding at any time by the Nonexempt Subsidiaries (whether pursuant to the Money Pool, Bank loans or sales of commercial paper) would not exceed the following amounts (each, a "Borrowing Cap"): PSI, $600 million; ULH&P, $150 million; and Miami, $100,000.8

         Proceeds of any short-term borrowings by the Nonexempt Subsidiaries (whether pursuant to the Money Pool, Bank loans or sales of commercial paper) would be used by such companies for general corporate purposes, including (1) interim financing of capital requirements; (2) working capital needs; (3) repayment, redemption, refinancing of debt or preferred stock; (4) cash requirements to meet unexpected contingencies and payment and timing differences; (5) loans through the Money Pool; and (6) other transactions relating to these Applicants' utility businesses.

                          1.       Money Pool

         Subject to the respective Borrowing Caps, from time to time over the Authorization Period, the Nonexempt Subsidiaries propose to make loans to each other, and Cinergy Services, CG&E, Tri-State and KO propose to make loans to the Ineligible Rule 52 Subs, all pursuant to and in accordance with the Money Pool.9

         Applicants propose no changes to the Money Pool, the terms of which were originally authorized in the 1995 Money Pool Order and are embodied in the related Money Pool Agreement.10 The following summarizes material terms of the Money Pool.

         Under the Money Pool, funds are made available from the following sources from time to time for short-term loans to Money Pool Participants: (1) surplus treasury funds of Money Pool Participants ("Internal Funds") and (2) proceeds from bank borrowings by Money Pool Participants or the sale of commercial paper by Cinergy, CG&E or PSI ("External Funds"). Funds are made available from such sources in such order as Cinergy Services, as administrator of the Money Pool, determines would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the Money Pool. Companies that borrow from the Money Pool borrow pro rata from each lending company, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Money Pool. On any day when more than one fund source with different rates of interest is used to fund loans through the Money Pool, each borrowing company borrows pro rata from each such fund source in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Money Pool. No Money Pool Participant is required to borrow through the Money Pool if it determines that it could borrow at a lower cost directly from banks or through the sale of commercial paper. Cinergy may not borrow from the Money Pool.

         When only Internal Funds comprise the funds available in the Money Pool, the interest rate applicable to loans thereof is the CD yield equivalent of the 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate, which rate parallels the lenders' effective cost of capital with respect to such internal funds. When only External Funds comprise the funds available in the Money Pool, the interest rate applicable to loans thereof is equal to the lending company's cost for such External Funds (or a composite rate equal to the weighted average of the of the costs incurred by the respective Money Pool Participants for such External Funds, if more than one Money Pool Participant had made available External Funds on such day).

         In circumstances where both Internal Funds and External Funds are concurrently borrowed through the Money Pool, the rate applicable to all loans comprised of such "blended" funds is a composite rate equal to the weighted average of (a) the cost of all such Internal Funds and (b) the cost of all such External Funds. Where both Internal Funds and External Funds are available for loans through the Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blending" of such funds, to the extent it is determined that such loans would result in a lower cost of borrowing.

         Money Pool loans are in the form of open-account advances documented and evidenced on the books of the Money Pool Participants, although each lending party is entitled upon demand to receive from any Money Pool Participant to whom it advances funds one or more promissory notes evidencing any or all of its advances. Each party receiving a Money Pool loan is required to repay the principal amount of such loan, together with all interest accrued thereon, upon demand and in any event not later than one year from the date of the advance. All Money Pool loans are prepayable by the borrower in whole or in part at any time without premium or penalty. Money Pool advances accrue interest monthly.

         Funds not required to make Money Pool loans (other than funds required to satisfy the Money Pool's liquidity requirements) may be invested in one or more short-term investments, including (1) interest-bearing accounts with banks,
(2) obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, including obligations under repurchase agreements, (3) obligations issued or guaranteed by any state or political subdivision thereof rated not less than "A" by a nationally recognized rating agency, (4) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency, (5) money market funds, (6) bank certificates of deposit, (7) Eurodollar time deposits and certificates of deposit, and (8) such other investments as are permitted by section 9(c) of the Act and rule 40 thereunder.

         Interest income and investment income earned on loans and investments of surplus funds are allocated among the Money Pool Participants in accordance with the proportion each participant's contribution bears to the total amount of funds in the Money Pool and the cost of funds provided to the Money Pool by such participant.

         Operation of the Money Pool, including record-keeping and coordination of loans, is administered by Cinergy Services on an "at cost" basis under the authority of the appropriate officers of the Money Pool Participants.

         Cinergy, CG&E and PSI expressly acknowledge in the Money Pool Agreement that none of such companies will seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the PUCO or the IURC which pertains to recovery, disallowance, allowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by CG&E or PSI in or as a result of a contract, agreement, arrangement or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost or allocation has itself been filed with or approved by this Commission or was incurred pursuant to a contract, arrangement or allocation method which was filed with or approved by this Commission.

                        2.    Short-term Bank Borrowings & Commercial Paper

         Subject to the respective Borrowing Caps, from time to time over the Authorization Period, (a) the Nonexempt Subsidiaries propose to borrow short-term funds from Banks pursuant to formal or informal credit facilities, and (b) PSI and ULH&P propose to issue and sell commercial paper, in each case as described below.

         Neither PSI nor ULH&P will issue any such Bank debt or commercial paper ("Covered Securities") unless (i) the security to be issued, if rated, is rated investment grade by at least one nationally recognized credit rating agency, and
(ii) all outstanding securities of the respective issuer that are rated are rated investment grade by at least one nationally recognized credit rating agency ("Ratings Condition"). At September 30, 2004, all of PSI's and ULH&P's outstanding securities that were rated were rated investment grade by one or more of the major credit rating agencies (Fitch Ratings, Moody's Investors Service and Standard & Poor's).

         Pending completion of the record, each of PSI and ULH&P requests that the Commission reserve jurisdiction over its issuance of Covered Securities in the event that it cannot satisfy the Ratings Condition.

                                        a.       Bank borrowings

         Bank borrowings would be evidenced by promissory notes, each of which would be issued no later than the expiration date of the Authorization Period and would mature no later than one year from the date of issuance (except in the case of borrowings by ULH&P, which would mature no later than two years from the date of issuance); would bear interest at a rate no higher than the lower of (a) 400 basis points over the comparable London interbank offered rate or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies; may require fees to the lender not to exceed 200 basis points per annum on the total commitment; and, except for borrowings on uncommitted credit lines, may be prepayable in whole or in part, with or without a premium.

                                        b.       Commercial paper

         Subject to the applicable Borrowing Caps, from time to time over the Authorization Period, PSI and ULH&P also propose to issue and sell commercial paper through one or more dealers or agents (or directly to a limited number of purchasers if the resulting cost of money is equal to or less than that available from commercial paper placed through dealers or agents).

         PSI and ULH&P propose to issue and sell the commercial paper at market rates (either on an interest bearing or discount basis) with varying maturities not to exceed 270 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $1,000 each . In commercial paper sales effected on a discount basis, the purchasing dealer may re-offer the commercial paper at a rate less than the rate to PSI or ULH&P. The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in a manner that will not constitute a public offering within the meaning of the Securities Act of 1933.

         ***

         Other than the securities issuance fees and expenses referred to above, and outside counsel fees and expenses not to exceed $1,000, Applicants do not anticipate incurring (either themselves or in the case of any associate companies thereof) any fees and expenses in connection with the proposed transactions.

         Applicants state that the proposed transactions are not subject to the jurisdiction of any state or federal commission other than this Commission.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.




1 See Cinergy Corp., HCAR No. 26146, Oct. 21, 1994 ("1994 Merger Order").

2 The Commission authorized Cinergy Services as a subsidiary service company in the 1994 Merger Order.

3 The 2001 Order also authorized Lawrenceburg Gas Company, another subsidiary of CG&E, to engage in various short-term financing transactions. In the summer of 2004, CG&E sold Lawrenceburg Gas Company. See Cinergy Corp., et al., HCAR No. 27880, July 29, 2004.

4 See Cinergy Corp., et al., HCAR No. 26362, Aug. 25, 1995 (authorizing establishment of Money Pool) ("1995 Money Pool Order").

5 See the pending application with respect to this transaction in File No. 70-10254.

6 According to Applicants, the short-term borrowing authority requested herein for PSI, ULH&P and Miami (whether from affiliates, as under the Money Pool, or from non-affiliates, as with respect to borrowings from banks and other financial institutions and sales of commercial paper) is not subject to the (otherwise comprehensive) securities issuance jurisdiction of the applicable state public utility commissions. Accordingly, such short-term borrowings for these companies are not eligible for the exemption afforded by Rule 52(a) under the Act. More specifically, neither the IURC nor the KPSC has authority over short-term borrowings (defined as (i) in the case of the IURC, borrowings with a maturity of one year or less, and (ii) in the case of the KPSC, borrowings with a maturity of two years or less). By contrast, under its comprehensive financing jurisdiction, the PUCO does have authority over short-term borrowings of any maturity; accordingly, any short-term borrowings by CG&E are exempt from Commission jurisdiction pursuant to Rule 52(a).

7 Cinergy has existing Commission authority in another docket (see Cinergy Corp. et al., HCAR No. 27190, June 23, 2000) to use financing proceeds to "make loans to, and investments in, other system companies, including through the Cinergy system money pool [citation omitted]."

8 The Borrowing Caps for PSI and Miami are unchanged from those prescribed in the 2001 Order.

9 Applicants state that any borrowings by Cinergy Services, CG&E, Tri-State and KO from each other under the Money Pool or from any of the other Money Pool participants thereunder (namely, Cinergy and the Nonexempt Subsidiaries) are exempt (together with the corresponding loans) pursuant to Rule 52(a) (in the case of CG&E) and Rule 52(b) (in the case of Cinergy Services, Tri-State and
KO).

10 Cinergy, Cinergy Services, CG&E, Tri-State, KO, PSI, ULH&P and Miami are the "Money Pool Participants."